ACP Holding Company
2121 Brooks Avenue
P.O. Box 729
Neenah, Wisconsin 54957
July 30, 2007
VIA EDGAR AND UPS
Ms. Jennifer Hardy
Branch Chief, Legal
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	ACP Holding Company Registration Statement on Form 10 Filed on: June 13, 2007 File No.: 0-52681
Dear Ms. Hardy:
          This letter responds to the comments in the Commission’s letter dated July 11, 2007 to William M. Barrett, ACP Holding Company’s (“ACP” or the “Company”) former chief executive officer and current executive chairman, relating to the Company’s Registration Statement on Form 10 filed June 13, 2007 via EDGAR (the “Form 10”). The staff’s comments are reproduced below and numbered in accordance with the July 11th letter. The Company’s response to each comment is noted below the comment. In this letter, “we” refers to ACP and its management generally.
          The changes described below in response to the staff’s comments are included in Amendment No. 1 to the Form 10 (“Amendment No. 1”), which is being filed herewith. We have also updated the Form 10 to reflect certain developments since the original filing. We have enclosed with the UPS copy of this letter a blackline copy of Amendment No. 1, which shows all of the changes made since the original filing.
General
1.	The registration statement becomes effective by operation of law 60 days after you filed it, and accordingly will trigger the registrant’s reporting obligations pursuant to Section 12(g) of the Exchange Act. However, we will not clear the filing until you have complied with all outstanding comments.

RESPONSE:
          We acknowledge that the Form 10 becomes effective 60 days after it was filed (unless effectiveness is accelerated), and that we must comply with all outstanding comments before you clear the filing.
Special Note Regarding Forward-Looking Statements, page 1
2.	Delete the last sentence of this section on page 2, since upon the effective date of this registration statement, you will have an obligation to keep information current.
RESPONSE:
          We have revised the Form 10 to delete the referenced sentence. See page 2 of Amendment No. 1.
Item 1. Business, page 4
Background, page 6
3.	Please include an organizational chart describing you and your subsidiaries’ structure.
RESPONSE:
          We have revised the Form 10 to include an organizational chart of the Company, as requested. See pages 4 and 7 of Amendment No. 1.
Risk Factors, page 18
4.	Please consider providing risk factor disclosure about your recent decline in sales.
RESPONSE:
          We have revised the risk factor entitled “Decreases in demand for heavy-duty trucks, HVAC equipment, construction or farm equipment or other end markets could have a significant impact on our profitability, cash flows and ability to service indebtedness” in response to the staff’s comment to clarify that a market downturn occurred and adversely impacted the Company’s sales for the six months ended March 31, 2007. See page 19 of Amendment No. 1.
A relatively small number of customers..., page 18
5.	Please identify any customers who accounted for 10% or more of your revenues pursuant to Item 101(c)(vii) of Regulation S-K.

RESPONSE:
          We inform the staff that no customers accounted for 10% or more of the Company’s revenues during fiscal year 2006, and we have revised the Form 10 to clarify that fact. See page 18 of Amendment No. 1.
Management’s Discussion and Analysis, page 34
Liquidity and Capital Resources, page 41
6.	Please amend your filing to include a discussion of the factors contributing to the decrease in net cash provided by operating activities during fiscal 2006, as well as the six months ended March 31, 2007. For additional guidance, please refer to the SEC Release 33-8350, available on the SEC website at www.sec.gov/rules/interp/33-8350.htm.
RESPONSE:
          We have revised the Form 10 in response to the staff’s comment to discuss the decrease in net cash provided by operating activities during fiscal year 2006 and the six months ended March 31, 2007. See page 44 of Amendment No. 1.
*     *     *     *     *
The Company acknowledges that:
1.	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Please let me know if you have questions or if we can be helpful in any other way. I can be reached via phone: (920) 729-3607; fax: (920) 729-3633; or email: glachey@nfco.com.

Very truly yours, ACP HOLDING COMPANY Gary W. LaChey Corporate Vice President — Finance, Treasurer, Secretary and Chief Financial Officer

cc:	William M. Barrett Robert E. Ostendorf, Jr. Bruce C. Davidson, Esq.